Exhibit 99.1

ICON Reports Third Quarter 2019 Results

Highlights

  Record net business wins in the quarter of $931 million; a book to bill of 1.31.
  Quarter 3 reported revenue of $710.4 million. This represents strong year on year growth of 8.5% or 9.5% on a constant currency basis.
  Adjusted earnings per share attributable to the Group of $1.74, a robust increase of 12.9% over Q3 2018. Year to date adjusted earnings per share attributable to the Group of $5.06, a 13.0% increase over prior year*.
  Non-GAAP days sales outstanding reduced to 56 days in Q3 from 61 days in previous quarter.
  Symphony Clinical Research, a provider of site and patient clinical trial support services, was acquired during the quarter.
  Revenue guidance increased from a range of $2,760 - $2,840 million to a range of $2,790 - $2,830 million. Earnings per share guidance increased from a range of $6.75 - $6.95 to a range of $6.81 – $6.95.

DUBLIN--(BUSINESS WIRE)--October 23, 2019--ICONplc (NASDAQ: ICLR), a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the third quarter ended September 30, 2019.

CEO Dr. Steve Cutler commented, “ICON’s quarter 3 results show continuing growth and represent a strong endorsement of our overall strategy. During quarter 3, ICON’s net business wins were a record $931 million, representing a strong book to bill of 1.31. We grew our backlog 12% year over year to $8.4 billion, constant currency revenue grew 9.5% to $710 million and earnings per share increased 13% year over year to $1.74. In addition, we further strengthened our differentiated Patient, Site and Data strategy through the acquisition of Symphony Clinical Research, a leading provider of at home trial and support services. Given our strong progress this year we are increasing our 2019 revenue guidance from a range of $2,760 - $2,840 million to a range of $2,790 - $2,830 million and we are increasing earnings guidance from a range of $6.75 - $6.95 to $6.81 - $6.95.”

Third Quarter 2019 Results

Gross business wins in the third quarter were $1.1 billion and cancellations were $148 million. This resulted in net business wins of $931 million and a book to bill of 1.31.

Reported revenue for quarter 3 was $710.4 million. This represents a year on year increase of 8.5% or 9.5% on a constant currency basis.

Reported income from operations in the quarter was $110 million or 15.5% of revenue compared to $97.9 million or 15.0% of revenue for Q3 2018. This represents a year on year increase of 12.4%.

Reported net income attributable to the Group for the quarter was $94.8 million or 13.3% of revenue compared with $84.5 million or 12.9% of revenue in Q3 2018. This represents year on year growth of 12.2%.

Adjusted earnings per share attributable to the Group on a diluted basis was $1.74, an increase of 12.9%, compared to $1.54 per share for Q3 2018.

During Quarter 3, the Group completed the purchase of Symphony Clinical Research a leading provider of site and patient support services (see separate press release).

On a comparative basis, non-GAAP days sales outstanding were 56 days at September 30, 2019, compared with 61 days at the end of June 2019.

Cash generated from operating activities for the quarter was $160.7 million. During the quarter, the Group acquired Symphony Clinical Research for an initial payment of $31.6 million, capital expenditure was $13.7 million and $76.5 million worth of stock was repurchased at an average price of $151.80. As a result, at September 30, 2019, the company had net cash of $121.7 million, compared to net cash of $81.8 million at June 30, 2019 and net cash of $142.3 million at the end of September 2018.

Year to date 2019 Results

Gross business wins year to date were $3.2 billion and cancellations were $439 million. This resulted in net business wins of $2.7 billion and a book to bill of 1.31.

Year to date reported revenue was $2,080 million. This represents a year on year increase of 8.5% or 10.3% on a constant currency basis.

Reported income from operations year to date was $318.1 million or 15.3% of revenue compared to $284.1 million or 14.8% of revenue for the equivalent prior year period*. This represents a year on year increase of 12.0%.

Reported net income attributable to the Group year to date was $275.0 million or 13.2% of revenue compared with $245.5 million or 12.8% of revenue for the equivalent prior year period*. This represents year on year growth of 12.0%.

Adjusted earnings per share on a diluted basis attributable to the Group was $5.06, an increase of 13.0%, compared to $4.47 per share for the equivalent prior year period*.

*before non-recurring charges.

Other Information

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

Adjusted earnings per share attributable to the Group (Non-GAAP) has been computed by dividing net income attributable to the Group by the weighted average number of shares outstanding. GAAP earnings per share attributable to the Group has been computed by dividing net income attributable to the Group plus a GAAP charge associated with non-controlling interest in MeDiNova Research (“MeDiNova”) by the weighted average number of shares outstanding. ICON purchased a majority shareholding in MeDiNova on 23 May 2019 and has a right to acquire the remaining share in the company during 2020. The vendors also have a right to sell the remaining shares exclusively to ICON during 2020.

ICON will hold its third quarter conference call tomorrow, October 24th, 2019 at 9:00 EDT [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON employed approximately 14,600 employees in 99 locations in 40 countries as at September 30, 2019. Further information is available at www.iconplc.com.

Source: ICON plc

Contact: Investor Relations +1888 381 7923 or

Brendan Brennan Chief Financial Officer +353 1 291 2000

Jonathan Curtain Vice President Corporate Finance and Investor Relations +353 1 291 2000

All at ICON.

ICON plc

Condensed Consolidated Statements of Operations

(Non-GAAP)

Three and Nine Months ended September 30, 2019 and September 30, 2018

(Dollars, in thousands, except share and per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September	September	September	September
	30, 2019	30, 2018	30, 2019	30, 2018
Revenue	710,441	655,017	2,080,430	1,916,752

Costs and expenses:
Direct costs	(499,791)	(459,196)	(1,465,944)	(1,339,014)
Selling, general and administrative expense	(85,449)	(80,819)	(250,564)	(242,670)
Depreciation and amortization	(15,157)	(17,062)	(45,842)	(51,006)

Total costs and expenses	(600,397)	(557,077)	(1,762,350)	(1,632,690)

Income from operations	110,044	97,940	318,080	284,062

Net interest expense	(1,541)	(1,887)	(4,569)	(7,144)

Income before provision for income taxes	108,503	96,053	313,511	276,918

Provision for income taxes	(13,020)	(11,526)	(37,516)	(31,388)

Net income	95,483	84,527	275,995	245,530

Net income attributable to non-controlling interest	(658)	-	(1,016)	-

Net income attributable to the Group	94,825	84,527	274,979	245,530

Adjusted net income per Ordinary Share attributable to the Group:

Adjusted basic (non-GAAP)	$1.76	$1.55	$5.10	$4.54

Adjusted diluted (non-GAAP)	$1.74	$1.54	$5.06	$4.47

Weighted average number of Ordinary Shares outstanding:

Basic	54,004,963	54,368,656	53,935,939	54,134,639

Diluted	54,550,672	54,901,404	54,386,066	54,888,151

ICON plc

Condensed Consolidated Statements of Operations

(US GAAP)

Three and Nine Months ended September 30, 2019 and September 30, 2018

(Dollars, in thousands, except share and per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September	September	September	September
	30, 2019	30, 2018	30, 2019	30, 2018
Revenue	710,441	655,017	2,080,430	1,916,752

Costs and expenses:
Direct costs	(499,791)	(459,196)	(1,465,944)	(1,339,014)
Selling, general and administrative expense	(85,449)	(80,819)	(250,564)	(242,670)
Depreciation and amortization	(15,157)	(17,062)	(45,842)	(51,006)
Restructuring costs	-	-	-	(12,490)

Total costs and expenses	(600,397)	(557,077)	(1,762,350)	(1,645,180)

Income from operations	110,044	97,940	318,080	271,572

Net interest expense	(1,541)	(1,887)	(4,569)	(7,144)

Income before provision for income taxes	108,503	96,053	313,511	264,428

Provision for income taxes	(13,020)	(11,526)	(37,516)	(29,935)

Net income	95,483	84,527	275,995	234,493

Net income attributable to non-controlling interest	(658)	-	(1,016)	-

Net income attributable to the Group	94,825	84,527	274,979	234,493

Net income per Ordinary Share attributable to the Group:

Basic	$1.73	$1.55	$5.08	$4.33

Diluted	$1.72	$1.54	$5.03	$4.27

Adjusted net income per Ordinary Share attributable to the Group

Basic	$1.76	$1.55	$5.10	$4.33

Diluted	$1.74	$1.54	$5.06	$4.27

Weighted average number of Ordinary Shares outstanding:

Basic	54,004,963	54,368,656	53,935,939	54,134,639

Diluted	54,550,672	54,901,404	54,386,066	54,888,151

ICON plc

Summary Balance Sheet Data

September 30, 2019 and June 30, 2019

(Dollars, in thousands)

	September 30,	June 30,
	2019	2019
	(Unaudited)	(Unaudited)

Cash and short-term investments	471,240	431,279
Debt	(349,542)	(349,451)
Net cash/(debt)	121,698	81,828

Net Accounts Receivable	578,702	602,345

Working Capital	751,014	762,992

Total Assets	2,761,001	2,708,323

Shareholder's Equity	1,502,289	1,495,923

ICON/ICLR-F

Contacts

ICON plc
Contact: Investor Relations +1 888 381 7923 or
Brendan Brennan Chief Financial Officer +353 1 291 2000
Jonathan Curtain Vice President Corporate Finance & Investor Relations +353 1 291 2000
http://www.iconplc.com